UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 28, 2002

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
(Exact name of registrant as specified in its charter)

SAP CORPORATION
SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING
(Translation of registrant’s name into English)

Neurottstrasse 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

FORM 6-K

On May 23, 2002, SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), issued a Press Release announcing Leo Apotheker as President of Global Field Operations (the “Press Release”). The Press Release is attached as Exhibit 99.1 hereto, respectively and incorporated by reference herein.

Additionally, in accordance with the notice of the Executive Board, the additional members of the Supervisory Board as newly elected at the annual general meeting of shareholders of May 3, 2002 are published in the German Federal Bulletin (Bundesanzeiger) No. 89 of May 16, 2002. A copy of the notice of the Executive Board is attached as Exhibit 99.2 hereto, respectively and incorporated by reference herein.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 20-F for 2001 filed with the SEC on March 28, 2002. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit

99.1	Press Release dated May 23, 2002
99.2	Notice of the Executive Board published in the German Federal Bulletin (Bundesanzeiger) No. 89 of May 16, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG (Registrant)

By:	/s/ Henning Kagermann Name: Prof. Dr. Henning Kagermann Title: CEO and Co-Chairman

By:	/s/ Werner Brandt Name: Dr. Werner Brandt Title: CFO

Date: May 28, 2002

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	(i) Press Release dated May 23, 2002
99.2	(ii) Notice of the Executive Board published in the German Federal Bulletin (Bundesanzeiger) No. 89 of May 16, 2002

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